UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2014

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Elbit Systems Ltd. (the “Company”) (NASDAQ and TASE: ESLT) is disclosing in this report on Form 6-K that, in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), the Company’s compensation committee and board of directors, in their meetings held on May 11, 2014 and May 12, 2014, respectively, approved, in accordance with Sections 1A(2) and 1B(3) of the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000 (the “Regulations”), respectively, payment of directors' compensation to each of the following directors of the Company: Mr. Michael Federmann and Mr. David Federmann (each of who may be considered as direct or indirect controlling shareholders of the Company), and to Mr. Dov Ninveh and Mrs. Rina Baum, in amounts which are equal to the maximum amounts, as defined in the Companies Regulations (Rules regarding the Compensation and Expenses of an External Director), 5760-2000 (the “Compensation Regulations”), as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, which are equal to the director's compensation  payable by the Company to its External Directors and the other directors meeting the director independence criteria of the Nasdaq Marketplace Rules, as approved by the Company's shareholders' at an Extraordinary General Shareholders Meeting held in 2008, and so long as said resolution has not been replaced or revoked by a Shareholders' General Meeting.

The Company's compensation committee and the board of directors also approved, in compliance with the Regulations, that the director's compensation to be paid to each of the above mentioned directors is (i) not higher than the lowest amount payable as director's compensation to any of the Company's other directors; and (ii) not higher than the maximum amounts that may be paid by the Company as director's compensation to the Company's External Directors or to the other directors meeting the director independence criteria of the Nasdaq Marketplace Rules, in accordance with regulations 4, 5 and 7 of the Compensation Regulations, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000.

The directors' compensation, as approved by the compensation committee and the board of directors of the Company, is in accordance with the Company's compensation policy, as approved by the Company's shareholders' at an Extraordinary General Shareholders Meeting held on January 7, 2014.

Under Section 1C of the Regulations, each shareholder that holds at least 1% of the Company’s issued share capital or voting rights is entitled to object to the approval of the aforementioned resolution; provided, however, that such objection is submitted in writing to the Company within 14 days of the date of this announcement. If such objection is received by the Company within such 14-day period, the aforementioned resolution will require shareholders’ approval by a special majority pursuant to Section 275 of the Companies Law.

About Elbit Systems Ltd.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, signal intelligence ("SIGINT") systems, data links and communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.

For additional information, visit: www.elbitsystems.com or follow us on Twitter.

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com

Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This report on Form 6K contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service, and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service, and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service, or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation, or sponsorship of that product, service, or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel, or otherwise any license or right under any patent, copyright, trademark, or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)

By:	/s/ Ronit Zmiri
Name: Ronit Zmiri
Title: Corporate Secretary

Dated: May 13, 2014